SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Receives an Order to Install A Municipal Command & Control System in an Asian Capital dated July 21, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Receives an Order to Install A Municipal Command & Control System in an Asian Capital

Monday July 21, 6:00 am ET

YAHUD, Israel, July 21 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GMS: MAGS, TASE:MAGS) announced today that it has received an order for the installation of a municipal security command and control system in a capital city in Asia, based on its FORTIS System. The first stage of this order which is expected to be completed by the end of August 2008 is approximately US$ 650,000. Following completion of the initial stage, management expects the project to be expanded, and the total sum of the whole project is expected to reach approximately US$ 3 million.

This order was received following the customer's review of the FORTIS System's performance in a number of major Israeli cities and local municipalities, which systems have been operational since July 2005.

The FORTIS System will integrate the command and control of the security systems in this Asian capital city, while protecting public areas, parks and educational facilities from acts of vandalism, burglary and sabotage, and increasing the sense of security for the residents in the city.

The FORTIS System is based on an advanced technology that includes dozens of sophisticated cameras, unique graphic control-centers, and real-time live video of the protected perimeter zones under alert. The system enables the operator to promptly receive and dispatch live video and alerts, to and from security vehicles, via wide range wireless, consequently optimizing the operational response.

Mr. Izhar Dekel. CEO of Magal said, "This order reinforces Magal's strengths and capabilities as a leading provider of municipal security solutions. Our recent strategy has been to expand our sales efforts for the FORTIS System outside of Israel, and this order marks a significant milestone. We are currently negotiating additional international projects, and this win provides us with a new international reference."

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal's shares trade in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE) under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems Ltd
    Lian Goldstein
    Tel: +972-3-539-1444
    Fax: 972-3-536-6245
    E-mail:lian@magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  July 21, 2008